Tone in Twenty
                          201 Las Vegas Blvd. S.
                          Las Vegas, NV  89101
                       Telephone:  (702) 604-7038


December 3, 2007


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561


U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Daniel H. Morris
            Attorney-Advisor

Re:  Tone in Twenty, Inc.
     Registration Statement on Form SB-2
     File No. 333-147111
     Filed on November 2, 2007

Dear Mr. Morris:

On behalf of Tone in Twenty (the "Company), we respectfully note all of the Staff's comments in your letter dated November 29, 2007, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by our response to such comment.

General
-------

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

RESPONSE: Supplementally, we have no intention to include any artwork in this prospectus. Actually, we do not have the time, resources or money to produce any artwork.


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2.  Please note that the dealer prospectus delivery obligation should appear on the outside back cover page of the prospectus. Please revise accordingly. Refer to Item 502(b) of Regulation S-B.

RESPONSE:   We have added the "Dealer prospectus delivery obligation" per Item
502(b) of Regulation S-B to the outside back cover page of the prospectus.

Cover Page
----------

3. Please revise the cover page to state that the selling shareholders will sell at a price of $0.02 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

RESPONSE: We have revised that cover page to state that "the selling shareholders will sell at a price of $0.02 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

Our Company
-----------

4. Please expand your summary to more fully describe your current operations, or plan of operations, including the goods and/or services that you provide, or intend to provide, to the marketplace. Please add a snapshot of the current state of your business, i.e., that you currently do not have any operations and your only revenue came from an evaluation you conducted from January - June 2007. Please provide an estimate of the time frame before you commence operations and any obstacles involved before you can fully commence operations.

RESPONSE: We have expanded our summary to describe our current operations, and the financing obstacle we face to fully commence our operations.

5. In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period to provide a financial snapshot of your company.

RESPONSE: We have provided added disclosure of our revenues and net losses for the most recent audited period. See new second paragraph under "Our Company."

6. In one of the opening paragraphs, please also disclosure that your auditors have issued a going concern opinion.

RESPONSE: We have provided added disclosure of that our auditor has issued a going concern opinion. See new second paragraph under "Our Company."




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OTC/BB Symbol
-------------

7. Please revise to disclose your intention to file an application for listing on the OTC Bulletin Board.

RESPONSE: We have revised our disclosure to indicate our intention to file an application for listing on the OTC-Bulletin Board.

Risk Factors
------------

8. Please delete the "Note" following the risk factors. You should disclose all known risks.

RESPONSE:  We have deleted the "Note" following the risk factors.

We may not be able to raise sufficient capital
----------------------------------------------

9. In this risk factor, please also address the risk that you may not have enough funds to implement your business plan.

RESPONSE: We revised this risk factor to state the amount of funds we require and that we may not have enough funds at this time to implement our business plan.

Because we are a developmental company, we have generated no revenues
---------------------------------------------------------------------

10. Your financial statements indicate that you generated revenues of $7,979 in your last fiscal year. Please revise this risk factor accordingly.

RESPONSE: We have revised the risk factor to indicate that we generated $7,979 in revenues.

The success of our business depends on the viability and acceptance of isometric training techniques.
----------------------------------------------------------------------

11. Please revise this risk factor or, as necessary, add a risk factor to address whether isometric fitness training is considered a fad or a new form of fitness training. Your present disclosure is unclear as to whether the isometric fitness training techniques that you teach are universally accepted forms of fitness training.

RESPONSE: We have significantly revised the risk factor to explain the difference between isometric training versus traditional physical training. We pointed out that isometric training has been recognized for past 30 years, and that it is a universally accepted form of fitness training.


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We may not be able to find suitable employees
---------------------------------------------

12. Your disclosure indicates that you rely on "the services and expertise of [your] officers and directors." Please revise to clarify that Mr. Harper is your sole officer and your sole director. Your current disclosure gives the impression that the company relies on the combined expertise of different individuals who serve as your officers and directors.

RESPONSE: We have revised the disclosure to indicate that we have only one officer.

The Public will bear a substantial risk of loss
-----------------------------------------------

13. You indicate in this risk factor that the capital by the Company is being sought entirely from the proceeds of this Offering. Elsewhere you indicate that you will not receive any proceeds. Please revise this risk factor as appropriate.

RESPONSE: We agree with your comment. This risk factor is not appropriate to this filing, and it has been deleted.


Offering Information
--------------------

14. Please revise the first paragraph for clarity. It is unclear what you mean by "promulgated thereunder as a transaction involving a public offering."

RESPONSE: We have revised the first paragraph to bring clarity to the document regarding previous offerings.

Dilution
--------

15. We note that the shares of common stock underlying the conversion of the preferred stock are not currently issued and outstanding. Please revise this section accordingly.

RESPONSE: We have revised this section accordingly to indicate the amount of dilution if the preferred shares are converted to common shares.








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Our Company
-----------

16. Substantially revise this section to describe the current state of your business operations. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy.

RESPONSE: We have revised this section to describe our current state of business operations, our funding requirements and future business plans with a potential timeline for implementing this plan.


17. You attribute certain information regarding the success of isometric programs to www.wikipedia.org. Because it appears information on this website may be modified, please confirm that you have independently, or otherwise, verified the accuracy of the information you have cited or revise to state that the information presented is your belief about the industry.

RESPONSE: The disclosure has been revised to state that the information presented is the belief of management about the industry.

The Industry
------------

18. Please disclose the sources supporting your factual assertions or revise to state the information presented is your belief.

RESPONSE: We have revised the disclosure to state that information presented is management's belief.

19. Please note that is not appropriate to instruct investors to conduct their own research in order to understand this offering. As such delete the language following "Note." Revise the prospectus to provide the information relating your industry necessary for investors to understand and evaluate your offering. For instance, describe competitive business conditions and your competitive position in the industry and methods of competition. Refer to Item 101 of Regulation S-B.

RESPONSE: We have deleted the section concerning the conducting of research in order to understanding this offering. We have added disclosure concerning our competitive position.

Our Strategy
------------

20. Please expand this section to more fully describe your proposed strategy for success in the highly competitive fitness industry.



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RESPONSE:  We have expanded this section to more fully describe our proposed strategy for success.

Intellectual Property
---------------------

21. You refer to "the non-patentable technology, knowledge and expertise of [your] personnel and collaborators." However, you disclose elsewhere in the prospectus that your only employee is Mr. Harper. Please revise to discuss Mr. Harper's technical expertise, and to describe the intellectual property contributions made, or expected to be made, by Mr. Harper and any third-parties. Clarify the technical experience in isometrics of your current personnel. Further, please revise to explain the role of technology in the isometric training industry and how technological expertise might translate into a competitive advantage for your company.

RESPONSE: We have added significant disclosure discussing our non-patentable technology. This includes how our technology works which might translate into a competitive advantage for our company.

Personnel
---------

22.  Please delete reference to "this Private Placement Memorandum."


RESPONSE:  We have deleted the reference to "this Private Placement
Memorandum."


Revenues
--------

23. Please provide additional disclosure describing how you generated revenues during the year ended August 31, 2007. In addition, please describe your plan of operations for the next twelve months, including how long you can satisfy your cash requirements given your current amount of working capital. Refer to Item 303(a) of Regulation S-B.

RESPONSE: We have expanded our summary to describe our plan of operations, and how long we can satisfy our cash requirements.

24.  Please disclose your monthly burn rate.

RESPONSE: We have disclosed that our monthly burn rate is approximately $600 per month.




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Liquidity and Capital Resource
------------------------------

25. You disclose that your sole officer/director has agreed to donate funds for your operations over the next 12 months. Please indicate that there is no guarantee that he will continue to do in the future or disclose if you have an agreement otherwise.

RESPONSE: We have revised our disclosure that no agreement exists and that there is not guarantee that our sole officer will continue to donate funds to keep the business operational for the next twelve months.


Selling Shareholders
--------------------

26. Please provide us, with a view toward disclosure in the prospectus, with:

o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Preferred Stock; and

RESPONSE: Supplementally, management is not aware of any relationships or arrangements between the issuer and selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholders have a contractual relationship regarding the transaction.

o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the common stock and Preferred Shares.

RESPONSE:  No agreements exist.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: This confirms that is our view that a description of the relationships and arrangements between and among those parties already is presented in the prospectus, and that there are no agreement between these parties.

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Certain Relationships and Related Transactions
----------------------------------------------

27. Please identify the recipients of the shares issuances in February, March and August of 2007. Refer to Item 404(a)(1) of Regulation S-B.

RESPONSE: We have identified all of the recipients of the shares issued in February, March and August of 2007.

28. It is unclear why your engagement of Moore & Associates is identified as a related transaction. Please revise to explain why it is properly characterized as a related transaction.

RESPONSE: It was our original intention to show that our auditors are independent and that no certain relationship exists and that they are solely paid on a fee for service basis. Based on your comment, we recognize that this paragraph is not applicable under "Certain Relationships and Related Transactions" and we have deleted this paragraph.

29. We note your reference to office space contributed by Mr. Harper to the company. Where you deem appropriate, please disclose the location, and describe the condition, of the company's property. Refer to Item 102 of Regulation S-B.

RESPONSE: We have added further disclosure concerning the office space contributed by Mr. Harper pursuant to Item 102 of Regulation S-B.

Exhibit 5.3
-----------

30. Your exhibit list indicates that the opinion was prepared by Thomas C. Cook, and not the Law Offices of John Dean Harper. Please revise to reconcile.

RESPONSE:  We have revised the document for reconciliation.

31. Please revise to state that the 425,000 shares of common stock are validly issued, fully paid and non-assessable, rather than "were."

RESPONSE: The legal opinion has been revised to state that the 425,000 shares of common stock are validly issued, fully paid and non-assessable, rather than "were."

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Tone in Twenty

By:   /s/ John Dean Harper
---------------------------------
          John Dean Harper
          Chief Executive Officer

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